O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL: 212-451-2250

January 30, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Peggy Kim, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CSP Inc.
Amended Preliminary Proxy Statement on Schedule 14A
Filed on January 29, 2013 by North & Webster LLC et al.
Soliciting Materials filed under Rule 14a-12 by North & Webster LLC et al.
Filed on January 9, 2013
File No. 000-10843

Dear Ms Kim:

We acknowledge receipt of the letter of comment dated January 30, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with North & Webster, LLC (“North & Webster”) and provide the following responses on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.  Our responses are numbered to correspond to your comments.

1.	Please revise to state whether the North & Webster nominees have consented to being named in the proxy statement and to serve if elected.

We acknowledge the Staff’s comment.  We have revised the Proxy Statement to disclose that the North & Webster nominees have consented to being named in the proxy statement and to serve if elected.

2.
Please revise to clarify what you mean by “single-trigger” change in control agreements and clarify what the concerns are that you have with the company’s change in control agreements and its other compensation practices.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

January 30, 2013

We acknowledge the Staff’s comment.  We have revised the Proxy Statement to clarify what we mean by “single-trigger” change in control agreements and to clarify the concerns we have with the company’s change in control agreements.  We have deleted the reference to “other compensation practices” from the Proxy Statement.

3.
We note your response to prior comment 1 from our letter dated January 11, 2013. In future filings, please revise to ensure that you disclose the basis for and provide sufficient context for your opinions, particularly regarding breaches of fiduciary duty, disenfranchisement of shareholders, and allegations of misleading statements.

We acknowledge the Staff’s comment.  We confirm that in future filings, we will disclose the basis for and provide sufficient context for any opinions, including those regarding breaches of fiduciary duty, disenfranchisement of shareholders, and allegations of misleading statements.

*            *            *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

January 30, 2013

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP
10 Tower Office Park, Suite 420
Woburn, MA 01801

January 30, 2013

Peggy Kim, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CSP Inc.
Amended Preliminary Proxy Statement on Schedule 14A
Filed on January 29, 2013 by North & Webster LLC et al.
File No. 000-10843

Dear Ms. Kim:

The undersigned acknowledge that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission Staff, (a) they are responsible for the adequacy and accuracy of the disclosure in the above referenced filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above referenced filings; and (c) they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

North & Webster Value Opportunities Fund, LP

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Authorized Signatory